Filed by Stone Ridge Trust

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-12(b) under the Securities and Exchange Act of 1934, as amended.

Subject Company: Stone Ridge Trust III (SEC. File No. 811-23018)

Dear [Name],

We are excited to inform you that we are moving forward with a shareholder vote to reorganize the Stone Ridge All Asset Variance Risk Premium Fund (“AVRPX”) into an open-end, daily liquid mutual fund to be completed in Q4 of 2020. The newly-created fund would have a 1.50% management fee, 0.50% lower than the current AVRPX management fee of 2.00%. The proxy statement outlining the proposed reorganization will be available by late October for the shareholders’ meeting slated for December 2, 2020.

We are working closely with a proxy solicitor, Okapi Partners LLC, to make this process as seamless as possible for you and your clients. Please read the information below carefully, and please do not hesitate to reach out with any questions.

Proxy Solicitation Process:

Investors who hold shares in AVRPX as of the record date of October 15, 2020 should expect to receive proxy materials by approximately October 29, 2020. From that date on, investors will have the opportunity to vote by phone, internet or mail on the proposal through December 1, 2020 (the “Proxy Submission Window”). The materials will provide instructions on how shareholders can vote.

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Please ask your clients to vote as soon as possible once the Proxy Submission Window opens. Instructions on how they can vote over the phone, by internet or by mail will be detailed on the proxy card they receive. Please explain that their vote is critical no matter how many shares they own.

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If you have discretion to vote on behalf of your clients, we can take direction via e-mail from you once the Proxy Submission Window opens and get your clients’ shares voted quickly and easily, provided they are listed in Okapi’s database. All we would need is an e-mail stating “I am authorized to vote on the listed accounts” and how you want those shares voted. For example, “Vote with Board Recommendation for the proposal”. We would just need a spreadsheet with clients’ names, addresses and share positions.

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If you do not have discretion to vote on behalf of your clients, we can also take the same voting directions via e-mail directly from your client (also provided they are listed in Okapi’s database) once to Proxy Submission Window opens.

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If your clients are not in the Okapi database, they can vote via phone, internet, or mail if they have their proxy card once the Proxy Submission Window opens. If they do not have their proxy card, Okapi will work with them to ensure they can vote their shares.

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If your clients’ voting instructions have not been received by early November, they may receive a telephone solicitation from Okapi. These phone calls would only be made to shareholders whose voting instructions have not been collected.

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If you or your clients have any questions, please provide this toll-free number for more information: 888-785-6707. Agents are available to answer questions or to record voting instructions Monday through Friday from 9:00 a.m. to 7:00 p.m. Eastern Time. The voting process is quick and easy and will require only a couple minutes of their time.

For important information regarding AVRPX or the proposed transaction to reorganize AVRPX into an open-end fund (the “Reorganization”), or to receive a free copy of the Prospectus/Proxy Statement, once it is available, please call Okapi Partners LLC toll-free at 888-785-6707. The Prospectus/Proxy Statement will contain important information about the Reorganization and the open-end fund in which shareholders of AVRPX would own shares upon the closing of the Reorganization, including information about investment strategies and risks, fees and expenses. The Prospectus/Proxy Statement will set forth the identity of the participants in the proxy solicitation and a description of the participants’ direct or indirect interests, by security holdings or otherwise. The Prospectus/Proxy Statement will also be available for free on the SEC’s website (www.sec.gov). Please read the Prospectus/Proxy Statement carefully when considering the Reorganization.